

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2011

Eric Joffe, President
PDK Energy Inc.
2911 Hilltop Drive
Ann Arbor, MI 48103

> **Re: PDK Energy Inc.**
> **Registration Statement on Form S-1, Amendment 5**
> **Filed February 23, 2011**
> **File No. 333-168661**

Dear Mr. Joffe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 13

1. Please comply with comment 2 of our February 14, 2011 letter. If 25% or less is sold in the offering, you will not have net proceeds from the offering and thus the offering will not be able to fund your future corporate and disclosure obligations, including your reporting requirements.

Liquidity and Capital Resources, page 30

2. Please update and correct the dates under "Projected Date of Completion."

Financial Statements, page 39

3. It appears that you will be required to update your financial statements unless your registration statement is effective before March 15, 2011. Please consider Rule 8-08 of Regulation S-X in determining whether you should provide updated financial statements.

Index to Exhibits

4.   Please comply with comment 6 of our February 14, 2011 letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raquel Howard, at (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or me at (202) 551-3790 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services